October 14, 2015

Dear Oracle Shareholder,

We are writing to urge you to VOTE “FOR” PROPOSAL #5 on the Oracle 2015 proxy card, which asks the company to set goals to increase renewable energy sourcing and/or production. Co-filed by Green Century Equity Fund, the shareholder proposal makes the following request:

Shareholders request Oracle Corporation senior management, with oversight from the Board of Directors, set company-wide quantitative targets by March 2016 to increase renewable energy sourcing and/or production

Rationale for a “Yes” Vote:

1.	Opportunities – In light of growing data needs, increased renewable energy sourcing may lead to cost savings, improve the company’s license to operate, and enhance U.S. energy security
2.	Risk management – Investing in renewable energy may reduce Oracle’s exposure to volatile energy prices and reduce reputational risk
3.	The company may be lagging behind peers who are already successfully using renewable energy
4.   Oracle’s opposition statement fails to address the issues we raise and demonstrates the weakness of its approach

The momentum for renewable energy procurement is stronger than ever. Just last week leading companies like Starbucks, Nike, Goldman Sachs, and Johnson & Johnson pledged to source 100% of their energy needs from renewable sources. Companies are taking advantage of the economic benefits while simultaneously reducing their company’s environmental footprint. These companies aren’t waiting for international treaties or regulations, they’re seizing the opportunities now and positioning themselves to succeed in a low carbon economy.

Implementing the proposal would assure investors that the company is identifying opportunities related to renewable energy and energy use. Without public goals we believe shareholders are unable to assess whether the company is addressing risks and opportunities the company may face because of these factors. We are deeply concerned that the company is not taking even modest advantage of the financial, social and environmental opportunities that renewable energy presents to the company, its stakeholders, and its shareholders. For example, sourcing more renewable energy may reduce Oracle’s exposure to fluctuating energy prices and help move it closer to achieving its emission reduction goals. The company’s shift to increased cloud-based services may require more data capacity and lead to greater energy costs. By failing to examine renewable energy opportunities, we believe the company may be leaving money and value on the table.

1. Opportunities.

The cost of renewable energy has fallen dramatically over the last decade and is projected to continue falling – the price of a solar panel has fallen almost 60% since 20111. Even more promising, the falling cost of renewable energy is predicted to continue, ultimately reaching grid parity. In a March 2015 report, Deutsche Bank predicted solar will be the primary global energy source by 2030 – a tenfold increase from current installed capacity2. The renewable energy market is ripe with opportunities and poised for continued growth. By examining these options and setting quantitative goals Oracle may enjoy significant advantages associated with reduced exposure to volatile energy prices; high returns on carbon reduction savings; and strategic benefits associated with contributing positively to U.S. climate and energy security efforts.

Oracle is shifting many of its product offerings to the cloud meaning the company’s data needs are positioned to steadily grow. Oracle reported that revenue from its cloud offerings has grown 43% over the last four years and is a growing portion of the company’s total recurring revenue. These data needs translate into increased energy draws on its data centers and subsequently greater electricity costs. While Oracle has focused on efficiency at its data centers and servers– there is a limit to efficiency. Despite the company’s efficiency gains its absolute emissions increased 11% from 2013-2014. In order to truly address these growing energy needs the company needs to consider renewable energy opportunities. Not only does oracle have the opportunity to capture savings but with such a significant energy demand Oracle has the opportunity to shift the renewable landscape and make renewable energy even more scalable.

A closer look at Oracle’s operational footprint shows one of the company’s primary data centers is located in Austin, Texas, the largest wind producing state in the country. We believe the state’s renewable energy capacity also makes it one of the more attractive renewable energy markets in the United States, regularly competing with natural gas prices.  Given this information, we believe Oracle has not fully explored opportunities to procure renewable energy at its Austin data center or in other key states where it operates. Oracle purchases renewable energy certificates for only 5400MW at its Austin Center, which is approximately .7% of the company’s electricity demand3.

1 http://costofsolar.com/solar-panel-costs-drop-60-in-us-since-early-2011-can-now-power-1-5-million-us-homes/
2 https://www.db.com/cr/en/concrete-deutsche-banks-2015-solar-outlook.htm

Understanding the renewable energy landscape can be complex, but Oracle doesn’t have to start from the ground up, there are many resources available. Some companies have successfully worked with guiding organizations such as The Business Renewable Center to help them take advantage of large-scale off-site renewable energy procurement. This collaborative platform brings together corporate energy buyers, project developers, utilities, and technology providers to facilitate the increased deployment of distributed energy. This type of powerful knowledge sharing could allow Oracle to learn, in a very cost effective manner, from the successes and challenges faced by other companies in pursuit of renewable energy savings.

2. Risk management.

Energy price volatility may present a risk to companies like Oracle who are dependent on traditional fuel sources to power their operations. Renewable energy may provide a way to reduce that risk in a cost effective manner by linking the company’s cost of electricity to a stable source of renewable energy, not a commodity like fossil fuels that fluctuates on the global market.

The falling cost of renewables technology paired with hard to predict fuel prices have narrowed the gap in electricity costs.4 Traditional fuel prices are unpredictable and may change dramatically in a short time frame making it difficult for companies like Oracle to anticipate energy costs. By relying on one fuel source Oracle may expose the company to the external pressures associated with that fuel. For example natural gas may face upward pressure from other competing uses like home heating, transportation, and industrial production.5 The U.S. Energy Information Administration (EIA) forecasts increasing electricity prices for the commercial sector through 2016.6 Renewable energy from wind and solar do not face the same market pressures and may offer a stable and economically feasible source of energy for Oracle.

3http://www.greenpeace.org/usa/wp-content/uploads/legacy/Global/usa/planet3/PDFs/2015ClickingClean.pdf
4 https://www.seia.org/sites/default/files/resources/Levelized%20Cost%20of%20Energy%20-%20Version%208.0.pdf#overlay-context=research-resources/lazards-levelized-cost-energy-analysis-v80
5 http://www.ucsusa.org/sites/default/files/attach/2015/03/natural-gas-gamble-full-report.pdf
6 http://www.eia.gov/forecasts/steo/report/electricity.cfm

In our opinion Oracle’s response to date on how it is managing risks and opportunities related to energy use and renewable energy falls short. We believe shareholders require more specific information on what the company is doing to manage the risks of increasingly hard to predict costs related to energy demand – including the examination of renewable energy opportunities. This kind of analysis often provides insight into emerging risks that are not covered comprehensively in the 10-K. In Oracle’s case, it appears that one of Oracle’s growing business opportunities, cloud based products, also presents a seemingly unmanaged risk: the need for better energy management beyond efficiency.

There is now a stronger emphasis from many angles on the need for companies to diversify their energy sources. Although energy efficiency is crucial for reducing energy demand, there is a limit to how far operational efficiencies may carry a company. Sourcing renewable may be essential to achieve the greatest emissions reductions. By investing in renewable energy, Oracle may help reduce its exposure to volatile energy prices, enhance U.S. energy security, reduce reputational risk, and help meet the global need for cleaner energy.

3. Lagging behind peers.

Many companies have already recognized the need to shift and diversify their energy sources – nearly half of Fortune 500 companies have clean energy or climate goals. Furthermore, a report by the Carbon Disclosure Project7 found that four out of five companies earn a higher return on carbon reduction investments than on their overall corporate capital expenditures. Therefore, we are concerned Oracle may be lagging behind peers who are successfully pursuing renewable energy.

Oracle does not currently have goals to increase renewable energy use or production while industry peers like Intel, Microsoft, Google, Salesforce, Amazon Web Services, and SAP all have goals to source 100% of their energy needs from renewable sources. These companies have identified and are pursing renewable energy procurement options. We believe, these companies have already demonstrated the feasibility of investing in renewable energy to reduce emissions and power their businesses. Furthermore, by setting quantitative renewable energy goals it appears to us that Microsoft, Intel, Google, Salesforce, Amazon, SAP, and many others will continue to realize the benefits of sourcing renewable energy over time, putting these companies at a competitive advantage over Oracle. By failing to set goals and identify the company’s opportunities in renewable energy procurement and goals to realize these opportunities, we fear the company may be passing up valuable opportunities that may be costly for shareholders.

7 https://www.cdp.net/en-US/News/CDP%20News%20Article%20Pages/The3precentReport.aspx

A recent report, Clicking Clean: A Guide to Building the Green Internet8, found that Oracle ranked near the bottom of 12 of its peers when scored on energy transparency, renewable energy commitment, and energy efficiency and mitigation. As Oracle shifts its business to more data intensive products and expands the use of its 17 data centers worldwide, we fear it will continue to fall further behind its peers without a renewable procurement strategy.

Goal setting is not new to the company, Oracle previously established a renewable energy goal which expired in 2010, but has since failed to renew this goal. It is a basic principle of business management that setting targets and goals is critical to business success. Setting targets allows progress to be monitored and success to be measured. Specific targets will make sure that everyone at the company clearly understands what they are working toward and provides sound guidance for the decisions management must make. Specific targets provide knowledge and context for the multitude of operational and investment decisions – this should lead to better decision making.

4. Oracle’s opposition statement fails to address the issue we raise.

Oracle’s opposition statement repeatedly cites its energy efficiency achievements – unrelated to renewable energy. Energy efficiency and renewable energy are complementary, not substitutions for each other. By failing to include renewable energy within the company’s set of sustainability goals, the company could be missing out on valuable opportunities.

Although Oracle claims there are “ongoing efforts to use renewable energy resources,” these claims are unsubstantiated. Oracle has not given investors a clear indication that the company is even modestly seeking out renewable energy opportunities. We support the company’s commitments to energy efficiency, however there are limits to efficiency and these commitments are not a substitution for strong renewable energy goals.

Oracle indicates that “18% of the energy used at its facilities derived from renewable sources.” But we believe this is a red herring as many utilities are now mandated to source a certain amount of their energy form renewable sources. Furthermore, it is critical to clarify that some of this energy use is part of the utility’s mandated energy mix and not a proactive purchasing or production of renewable energy on Oracle’s behalf.

8 http://www.greenpeace.org/usa/global-warming/click-clean/

As discussed above, renewable energy is an area ripe with opportunities for costs savings and risk reduction. We can only conclude from the opposition statement and the absence of quantitative renewable energy goals that Oracle has not fully evaluated how a renewable energy strategy could benefit the company. As long-term investors, we seek assurance via quantitative goals that Oracle is managing this aspect of its business with the same degree of attention and efficiency it gives to the engineering of its software and hardware products.

5. Special note for PRI signatories.

More than 1,200 institutional investors managing more than $33 trillion have joined The Principles for Responsible Investment (PRI), acknowledging that ESG issues may affect the performance of investment portfolios. PRI signatories recognize the duty to act in the best long-term interests of beneficiaries and that ESG issues are part of this responsibility. Some of Oracle’s largest shareholders are PRI signatories. Consistent with their fiduciary duties, signatories publicly commit to seek corporate ESG information, including a commitment to “Support shareholder initiatives and resolutions promoting ESG disclosure.”  We believe this proposal is in line with these principles and warrants PRI signatory support.

For all the reasons provided above we strongly urge you to VOTE “FOR” PROPOSAL #5.

Please contact Brianna Murphy at 617-532-6662 or bmurphy@trilliuminvest.com for additional information.

Brianna Murphy

Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

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